Drinker Biddle & Reath LLP

1177 Avenue of the Americas

41st Floor

New York New York 10036

(212)248-3140 (Phone)

(212) 248-3141 (Facsimile)

www.drinkerbiddle.com

December 21, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form 40-33 – Civil Action Documents Filed with Respect to Two Roads Shared Trust, et al. (File No. 811-22718)

Ladies and Gentlemen:

On behalf of Two Roads Shared Trust (the “Trust”), enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a complaint captioned Kafka v. Caine, et. al, and filed in the Circuit Court of Cook County, Illinois County Department, Chancery Division, on December 11, 2018.

If you have any questions regarding this submission, please feel free to contact the undersigned at 212-248-3292.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos